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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       Aspreva Pharmaceuticals Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   04538T 10 9
                                 (CUSIP Number)


                                  March 3, 2005
             (Date of Event which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 04538T 10 9


--------------------------------------------------------------------------------
    1   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                HBM BioVentures (Cayman) Ltd.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZEN OR PLACE OF ORGANIZATION

                Cayman Islands, British West Indies
--------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

                                            5,367,554
           NUMBER OF               ---------------------------------------------
            SHARES                 6    SHARED VOTING POWER
         BENEFICIALLY
         OWNED BY EACH                              0
           REPORTING               ---------------------------------------------
            PERSON                 7    SOLE DISPOSITIVE POWER
             WITH
                                            5,367,554
                                   ---------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

                                                    0
--------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,367,554
--------------------------------------------------------------------------------
    10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                Not Applicable
--------------------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                16.3%
--------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------

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ITEM 1. (a)         Name of Issuer:

                    Aspreva Pharmaceuticals Corporation (the "Issuer")

        (b)         Address of Issuer's Principal Executive Offices:

                    1203-4464 Markham Street
                    Victoria, British Columbia
                    Canada V8Z 7X8

ITEM 2. (a)         Name of Person Filing:

                    HBM BioVentures (Cayman) Ltd. (the "Reporting Person")

        (a)         Address of Principal Business Office:

                    Centennial Towers, Suite 305
                    2454 West Bay Road
                    Grand Cayman, Cayman Islands, British West Indies

        (b)         Citizenship:

                    Cayman Islands, British West Indies

        (c)         Title of Class of Securities:

                    Common Stock, no par value

        (d)         CUSIP Number:

                    04538T 10 9

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

           Not applicable.

        If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4. Ownership

        (a) As of March 14, 2005, the Reporting Person beneficially owns 5,367,554 shares through HBM BioVenture (Barbados) Ltd., its wholly-owned subsidiary.

        (b) Based on the 32,948,378 shares of common stock reported as outstanding on March 3, 2005, the Reporting Person beneficially owns 16.3% of the Issuer's issued and outstanding common stock.

        (c) By virtue of its ability to direct the voting and investment authority possessed by its wholly-owned subsidiaries, HBM BioVentures (Cayman)

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             Ltd. is deemed to have the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 5,367,554 shares.

ITEM 5. Ownership of Five Percent or Less of a Class

             Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

ITEM 7. Identification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        The shares of the Issuer's common stock reported as beneficially owned by HBM BioVentures (Cayman) Ltd. in this Schedule 13G are beneficially owned, directly or indirectly, through HBM BioVentures (Barbados) Ltd., a wholly-owned subsidiary of HBM BioVentures (Cayman) Ltd.

ITEM 8. Identification and Classification of Members of the Group

        Not applicable.

ITEM 9. Notice of Dissolution of Group

        Not applicable.

ITEM 10. Certification

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2005


                                             HBM BioVentures (Cayman) Ltd.

                                                    /s/ John Arnold
                                             -----------------------------------
                                             By:  John Arnold
                                             Its: Chairman and Managing Director

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